Exhibit (a)(57)

September 19, 2000 00/30

FOR IMMEDIATE RELEASE

DIME EXTENDS “DUTCH AUCTION” TENDER OFFER TO OCTOBER 20TH

        New York—September 19, 2000—Dime Bancorp, Inc. (NYSE:DME) announced today that it has extended the “Dutch Auction” tender offer it commenced on August 1, 2000 to purchase for cash up to 13,607,644 shares of its common stock (including the associated preferred stock purchase rights) until 12:00 midnight, New York City time, on Friday, October 20, 2000. Dime said that regulatory approvals from the Office of Thrift Supervision necessary to complete the offer had not yet been received.

        The depositary for Dime’s tender offer reported that, as of Monday, September 18, 2000, approximately 1.6 million shares of Dime common stock had been tendered.

         At June 30, 2000, Dime had assets of $25.3 billion, deposits of $14.3 billion, and stockholders’ equity of $1.6 billion. Dime Bancorp is the parent company of The Dime Savings Bank of New York, FSB (www.dime.com), a regional bank serving consumers and businesses through 127 branches located throughout the greater New York City metropolitan area. Directly and through North American Mortgage Company (www.namc.com), Dime also provides consumer loans, insurance products and mortgage banking services throughout the United States.

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CONTACT:
Abernathy MacGregor Group, New York Mike Pascale/Rhonda Barnat (212) 371-5999	Dime Franklin L. Wright (212) 326-6170